UNITED STATES  SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

MONTPELIER RE HOLDINGS LTD.

(Name of Issuer)

COMMON SHARES, 1/6 OF A CENT PAR VALUE PER SHARE

(Title of Class of Securities)

G62185 10 6

(CUSIP Number)

OCTOBER 10, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

CUSIP NO. G62185 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Benfield Group Limited

2.	Check the Appropriate Box if a Member of a group (see Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 3,890,786* 6. Shared Voting Power 0 7. Sole Dispositive Power 3,890,786* 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,890,786*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6%

12.	Type of Reporting Person (See Instruction) HC, CO

* The reporting person beneficially owns 3,890,786 common shares (“Shares”) of Montpelier Re Holdings (“Montpelier”), including (i) 1,500,000 Shares held of record by its direct wholly-owned subsidiary Benfield Holdings Limited and (ii) warrants (“Warrants”) held by Benfield Holdings Limited, which are currently exercisable, to acquire 2,390,786 Shares of Montpelier at a price of $16.67 per Share through January 3, 2012.

CUSIP NO. G62185 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Benfield Holdings Limited

2.	Check the Appropriate Box if a Member of a group (see Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 3,890,786* 6. Shared Voting Power 0 7. Sole Dispositive Power 3,890,786* 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,890,786*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6%

12.	Type of Reporting Person (See Instruction) CO

* The reporting person currently owns 1,500,000 Shares of record and beneficially owns 3,890,786 Shares of Montpelier, including Warrants, which are currently exercisable, to acquire 2,390,786 Shares of Montpelier at a price of $16.67 per Share through January 3, 2012.

ITEM 1.

(a)	Name of Issuer

Montpelier Re Holdings Ltd. (“Montpelier”)

(b)	Address of Issuer’s Principal Executive Offices

Mintflower Place, 8 Par-la-ville Road, Hamilton, HM 08 Bermuda

ITEM 2.

(a)(b)(c)	Name of Person Filing, Address of Principal Business Offices and Citizenship

The persons filing this Statement are Benfield Group Limited, a company organized under the laws of Bermuda, and its direct wholly-owned subsidiary, Benfield Holdings Limited, a company organized under the laws of England and Wales (together, the “Reporting Persons”).

The principal business and office address of each of the Reporting Persons is 55 Bishopsgate London EC2N 3BD United Kingdom.

(d)	Title of Class of Securities

Common shares, par value of 1/6th of a cent per share

(e)	CUISP Number

G62185 10 6

ITEM 3   IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) or 240.13d-2(b) or (c), CHECK WHETHER

THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o)

(b)	☐	Bank as defined in section3(a) (6) of the Act 15 (U.S.C. 78c)

(c)	☐	Insurance company as defined in section3(a) (19) of the Act (15 U.S.C. 78c)

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C80a-8)

(e)	☐	An investment adviser in accordance with Section 240.13d-1 (b) (1) (ii) (E)

(f)	☐	An employee benefit plan or endowment fund in accordance with Section 240.13d-1 (b) (1) (ii) (F)

(g)	☐	A parent holding company or control person in accordance with Section 240.13d-1 (b) (1) (ii) (G)

(h)	☐	A savings association as defined in Section 3 (b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3 (c) (14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with Section 240.13d-1(b) (1) (1ii) (J)

ITEM	4 OWNERSHIP

Provided the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

3,890,786

(b)	Percent of Class

6%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

3,890,786* Shares

(ii)	Shared power to vote or to direct the vote

0 Shares

(iii)	Sole power to dispose or to direct the disposition

3,890,786* Shares

(iv)	Shared power to dispose or to direct the disposition of

0 Shares

*	The amounts shown include warrants, which are currently exercisable, to acquire 2,390,786 Shares of Montpelier at a price of $16.67 per Share through January 3, 2012.

ITEM	5 OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following . / /

ITEM 6    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not	applicable.

ITEM	7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING

REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

Not applicable.

ITEM	8 IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not	applicable.

ITEM	9 NOTIFICATION OF DISSOLUTION OF GROUP

Not applicable.

ITEM	10 CERTIFICATION

Not	applicable.

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated April 28, 2003.

BENFIELD GROUP LIMITED

By:	/s/ John L.P. Whiter
Name: John L.P. Whiter
Title: Chief Financial Officer

BENFIELD HOLDINGS LIMITED

By:	/s/ John L.P. Whiter
Name: John L.P. Whiter
Title: Chief Financial Officer